Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

August 6, 2020	NR 20-11

Drilling Completed at Alianza’s Horsethief Gold Property, Nevada

• 10 holes completed, testing 5 targets

• Drilling confirms stratigraphy, alteration and anomalous gold mineralization

• Analytical results for seven holes pending

Vancouver, B.C., August 6, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that the 2020 reverse-circulation (“RC”) drilling program at the Horsethief Gold Property, Nevada has been completed. This work is funded by partner Hochschild Mining (US), a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC) under an option to earn a 60% interest in the project by funding exploration expenditures of US$5 million over 5.5 years. Ten widely-spaced holes totalling 2,804 metres were completed, testing five target areas over 3.5 square kilometres.

Gold assays have been received for the first three holes of the program, with the remaining seven holes in process. These three holes confirmed the presence of favorable host stratigraphy, alteration, and/or anomalous gold mineralization at the Horsethief North (20HT-001 and 002) and the Horsethief South (20HT-003) targets. Both targets received exploratory drilling in the early 1980’s. All three holes were collared in Ordovician limestone or dolomite and were drilled deep enough to test Cambrian limestones and dolostones. Anomalous gold values were intersected in the upper sections of 20HT-001 and 003 predominantly from intervals of silicification, jasperoid, hematitic brecciation, and karst or fault fill within limestones. The top 42.6 metres of 20HT-001 encountered anomalous gold values (high of 0.2 g/t gold) from silicified limestone and dolostone with intervals of jasperoid and limonitic/hematitic brecciation. Anomalous gold values were encountered throughout the initial 122 metres of 20HT-003 at the HT South target with intervals of jasperoid that returned 0.13 g/t gold over 12.2 metres from 4.6 metres depth and 19.9 metres of 0.11 g/t from 50.3 metres depth. There were no significant gold intercepts in hole 20HT-002.

The remaining 7 holes explore untested targets in the Thoroughbred (20HT-010), Horsethief South (20HT-004, 20HT-005) and extensions eastward of the primary carbonate window under volcanic cover (Mustang) towards the recently identified Stallion target (20HT-006, 20HT-007, 20HT-008 and 20HT-009). Drill holes intersected favorable carbonate stratigraphy beneath volcanic cover, confirming the continuity of the carbonate stratigraphy east of the main carbonate window.

“The first three holes at Horsethief tested the Horsethief North and Horsethief South targets, intersecting gold mineralization in similar widths and concentrations to that seen by previous operators. The presence of silicification, decalcification and other modes of alteration associated with sediment hosted gold systems is encouraging. The presence of hydrothermal pyrite at depth in prospective units beneath the extent of prior drilling is an exciting outcome of this initial drill program, and a strong indicator for a larger mineralizing system,” stated Jason Weber, President and CEO of Alianza Minerals. “The seven remaining holes tested new, unevaluated parts of the system over a wide area at the Mustang, Stallion and Thoroughbred targets. We are very excited for the forthcoming assay results, and the opportunity to vector towards the center of a mineralizing system.”

Multi-element geochemical results are pending and gold results from the remaining holes are not expected before mid-August.

A map of the drill hole collar locations is shown below and can be found at the Company website.

Quality Assurance and Quality Control

Alianza employs rigorous QAQC processes in the evaluation of all analytical drill program results. Drill program samples are shipped directly in sealed bags and crates to Bureau Veritas laboratories in Reno, Nevada (ISO 9001 Certification). Samples shipped include primary drill samples and inserted CRM, blank and field duplicate samples. Laboratory pulp splits are generated during sample preparation. Fire assays are performed at the Reno, NV, laboratory; multielement ICP analyses are performed on pulp splits shipped to the Bureau Veritas laboratories in Vancouver, British Columbia. Referee analyses are performed on a subset of the samples by an ISO 9001 certified laboratory once all analytical data from the program has been received.

Horsethief Property

Horsethief is located 16 miles (25 km) east of the historic mining town of Pioche, NV. Drilling at Horsethief follows a very successful 2019 program that included detailed mapping focussed on lithology, structure and alteration of the prospective limestone and dolostone stratigraphy exposed at Horsethief. Significantly, based on lithological characteristics and fossil identification, this work confidently assigned stratigraphic ages ranging from upper Cambrian to lower Ordovician.  This is an important age determination as it corresponds to the ages of rocks hosting other major deposits such as the Long Canyon Gold Mine.

Additionally, the 2019 work program identified a new window of upper Cambrian to lower Ordovician-aged carbonate stratigraphy with significant jasperoid alteration in the northeast portion of the property. An additional 26 claims were staked to cover this occurrence as well as prospective stratigraphy identified in the southern portion of the property.

Horsethief hosts five primary drill targets; four target areas defined by surface exposures of altered carbonate rocks and one target at depth, interpreted from induced polarization (IP) and resistivity geophysical surveys.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada, Colorado and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 106.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.